Exhibit 99.1

CHC Helicopter Corporation 4740 Agar Drive Richmond, BC Canada V7B 1A3 T 604.276.7500 F 604.279.2474 www.chc.ca
VIA SEDAR

January 28, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs / Mesdames:

Re:	Special General Meeting of Shareholders
CHC Helicopter Corporation (the “Corporation”)

On behalf of the Corporation, we hereby file this letter advising you of the following dates in connection with the Special Meeting of Shareholders (the “Meeting”) of CHC Helicopter Corporation:

ISO 9001:2000 FS 62776	Date Fixed for the Meeting: Record Date for Notice: Record Date for Voting, if any: Beneficial Ownership Determination Date: Securities Entitled to Notice of the Meeting:	March 28, 2005 February 24, 2005 February 24, 2005 February 24, 2005 Class A Subordinate Voting Shares Class B Multiple Voting Shares Ordinary Shares

Securities Entitled to Vote at the Meeting:	Class A Subordinate Voting Shares
Class B Multiple Voting Shares
Ordinary Shares
Type of Business Conducted at the Meeting:	Consideration of amendment of the Articles to subdivide each share

Yours truly Martin Lockyer Vice President, Legal Services & Corporate Secretary